

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 3, 2017

Frank Gibeau
Chief Executive Officer
Zynga, Inc.
699 Eighth Street
San Francisco, CA 94103

> **Re:** **Zynga, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 19, 2016**
> **File No. 001-35375**

Dear Mr. Gibeau:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services